Exhibit 1.01
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

IPG Photonics Corporation
Conflict Minerals Report
For the year ended December 31, 2016

1.	Introduction

IPG Photonics Corporation (“we”, “us”, “IPG Photonics” or the “Company”) manufactures high-performance optical fiber-based lasers and amplifiers, packaged diodes, direct diode lasers, laser systems, communications systems, related accessories, and materials processing laser systems. The Company manufactures products for a variety of materials processing, telecommunications, medical and advanced applications. Such products contain parts or components that contain one or more minerals sometimes referred to as “3TG” that are necessary for the functionality or production of these products. “3TG” are currently defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The information contained in this report includes the activities of the Company’s consolidated subsidiaries.

In accordance with the Rule, the Company completed a reasonable country of origin inquiry (“RCOI”) to determine whether necessary 3TG in our products originated in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC (the “Covered Countries”). We then performed due diligence on the source and chain of custody of the 3TG.

2.    Reasonable Country of Origin Inquiry

The Company retained Assent Compliance (“Assent”), a third party service provider, to assist with our RCOI. In preparation for the RCOI, the Company sought to identify the vendors that supply the Company directly with materials that (i) are incorporated into the Company’s products and (ii) reasonably could contain one of more 3TGs. We provided a list composed of our first-tier suppliers to Assent for upload to the Assent Compliance Manager tool (“ACM”).

Using the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”), version 4.10 or higher, Assent engaged the Company’s vendors to collect information concerning the presence and sourcing of 3TGs in the parts and materials supplied to the Company. The CMRT is the standard reporting template that many companies use to facilitate disclosure and communication of information regarding suppliers that provide materials to a company’s supply chain.

During the supplier survey, the Company contacted suppliers via the ACM, a SaaS platform provided by Assent that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management. Through Assent, the Company requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked these communications in the ACM for future reporting and transparency.

The Company does not have direct relationships with smelters or refiners (“SORs”) but is familiar with (and has used the resources provided by) the Conflict Free Smelter Initiative (“CFSI”), an initiative which supports the validation and certification of smelters as “conflict free”. As recognized by the CFSI in its white papers “Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies” and “Five Practical Steps to Support SEC Conflict Minerals Disclosure”, the Company, as a “downstream” company, possesses no independent means of determining the source and origin of mineral ores processed by SORs. The Company does not purchase raw ore or unrefined minerals and has no direct suppliers in the Covered Countries. The Company purchases materials used in its products from a large network of suppliers, and some of those materials contain 3TGs. The Company relies on its suppliers to assist in its efforts to determine the origins of the 3TG contained in the materials they supply to the Company.

In response to the Company’s RCOI, many suppliers responded that they were in the process of surveying their own suppliers or were uncertain about the origins of their 3TG. Accordingly, the Company was unable to determine the source of all of its 3TG and proceeded with further due diligence measures to determine the origins of its 3TG. There is substantial overlap between the Company’s RCOI efforts and its due diligence measures described below.

3.    Design of the Company’s Due Diligence and Description of Due Diligence Process

The Company’s 3TG compliance program and due diligence were based on the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (together, the “Guidance”), with a particular focus on the recommendations issued for downstream companies. According to the Guidance, downstream companies should exercise due diligence on the source and chain of custody of the 3TGs contained in their products. As a downstream company, the Company has no independent means of determining the source and origin of 3TG ores processed by SORs. Notwithstanding the Company’s inability to independently determine the sourcing of its 3TGs, the Company implemented a due diligence program to identify and seek to trace the 3TGs in its supply chain. The below summary addresses the Company’s implementation of the various steps set forth in the Guidance.

3.1 Step 1: Company Management Systems

Internal Team

The Company maintained a management system to support the Company’s compliance obligations. The Company’s management system included the IPG Photonics Corporation Conflict Minerals Policy (the “Policy”), which is published on the Company’s publicly available website at http://www.ipgphotonics.com/conflict_minerals.htm. The management system also included the Company’s Conflict Minerals Compliance Procedure (the “Procedure”), which established a cross-departmental team consisting of representatives from the purchasing, finance, legal, information technology and product/manufacturing departments of the Company, to execute and monitor the effectiveness of the Policy and the Procedure. The Procedure establishes a process for requesting information from the Company’s first-tier suppliers concerning the origins of their 3TG and the identity of the SORs in their own supply chains.

Control Systems

The Company maintains its control systems through a provision in IPG Photonics’ Terms and Conditions of Purchase, which governs the terms of the Company’s relationships with a substantial majority of its suppliers. This provision requires the Company’s first-tier suppliers to be in compliance with the Act and to provide disclosure to the Company concerning the sources of their 3TGs. The Procedure also implements an IPG Photonics Vendor Sourcing Information Form for Conflict Minerals and Component Vendors, which requests that new suppliers of the Company provide information concerning whether its products contain 3TGs and if so, the sourcing of its 3TGs.

Supplier Engagement

The Company engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, this year, the Company put a strong emphasis on supplier education and training. To accomplish this, the Company utilized Assent’s Learning Management System, Assent University, and provided all in-scope suppliers access to a training course. This training is tracked and evaluated based on completion. All suppliers are encouraged to complete all modules within this course.

3.2    Step 2: Identify and Assess Risk in the Supply Chain

Because of the variety and complexity of its products and the changing nature of its extensive supply chain, the

Company cannot identify the upstream suppliers in its direct suppliers’ supply chains. Thus, the Company has relied on the responses it has received from its direct suppliers concerning the origin of the 3TGs contained in the parts and materials supplied to the Company, including the information provided from upstream suppliers of the Company’s direct suppliers.

With the assistance of Assent Compliance, the Company issued at least four email requests for information to direct suppliers that did not respond to the survey. The Company and Assent then reviewed all collected CMRTs and conducted due diligence to determine whether the information provided appeared to be incomplete, inaccurate or not credible. Many of our supplier’s responses provided data at a company or divisional level or were unable to specify the smelters or refiners used for 3TG in the components supplied to the Company. Additionally, many suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

3.3    Step 3: Design and Implement a Strategy to Respond to Identified Risks

As a downstream company with no direct relationship to SORs, the Company can only mitigate risk through working with its direct suppliers individually or collectively to identify SORs. Accordingly, with the assistance of Assent Compliance, the Company sought to increase its visibility into its supply chain by reviewing the SORs identified by its vendors to determine risk levels.

Together with Assent, we developed processes to assess and respond to the risks identified in our supply chain. IPG Photonics has a risk management plan, through which our program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Act and the Rule.

3.4    Step 4: Independent Third Party Audit

The Company uses the CMRT to survey its vendors, and reviews the list of SORs identified by the Company’s vendors to determine whether the SORs were on the CFSI compliant list. We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the CFSI Conflict-Free Smelter Program, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the 3TG used by smelters and refiners that agree to participate in the program. All publicly available information by the CFSI is utilized by IPG Photonics to assess for risk.

3.5    Step 5: Publicly Report Findings

The Company posted the Policy on its publicly available website at http://www.ipgphotonics.com/conflict_minerals.htm and has prepared this Conflict Minerals Report as its annual report on the Company’s due diligence. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in this Conflict Minerals Report.

4.    Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2016 the Company plans to take the following actions to increase its visibility into the origins of its 3TG:

a.	Continue to seek to increase the response rate from its direct suppliers.

b.	Continue to evaluate the services that assisted the Company in its collection and assimilation of the sourcing information received from its direct suppliers.

c.	Review the Company’s processes and procedures and make any updates that are appropriate to the Company’s compliance obligations.

d.	Continue to focus on supplier education to increase the accuracy of responses

5.    SORs and Countries of Origin of The Company’s 3TG

Based on the Company’s (and its advisor’s) due diligence measures and its review of publicly available information concerning the entities identified to the Company as SORs by its vendors, the Company identified some SORs and/or countries of origin that potentially processed or served as the origin of the 3TG contained in its products. Because many of its direct suppliers reported their information to the Company on a “company” level rather than “product” level, however, the Company cannot know with certainty whether any of its products contained any 3TG from any particular country or SOR identified to the Company. Also, because the Company did not receive responses from all of its suppliers of 3TG, the Company does not know the origins of all of the 3TG in its products. The Company therefore cannot conclude that its products do not contain 3TG originating from the DRC Region in addition to the disclosures that have been reported to the Company, nor can the Company conclude that any of its products contain 3TG from any DRC Region SORs that were identified to the Company.

The Company has placed this report on its publicly available web site at http://investor.ipgphotonics.com/sec.cfm.